UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 19, 2023, GH Research PLC (the ‘‘Company’’) made available to its shareholders a convening notice to the Company’s annual general meeting. The annual general meeting is expected to take place on August 31, 2023 at 2:00 p.m. (Irish Standard Time) at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting
99.2	Directors’ Report and 2022 Irish Statutory Financial Statements
99.3	Annual General Meeting Notice Regarding Agenda
99.4	Annual General Meeting Notice Regarding the Availability of Proxy Materials
99.5	Annual General Meeting Proxy Card (Record Holders)
99.6	Annual General Meeting Proxy Card (Brokers)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date:	July 19, 2023

		By:	/s/ Julie Ryan
		Name:	Julie Ryan
		Title:	Vice President, Finance